J. Christopher Jackson

Calamos Advisors LLC

2020 Calamos Court

Naperville, IL 60563-2787

(630) 245-8394

June 16, 2021

VIA EDGAR

Mr. Daniel Greenspan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:                             Calamos Investment Trust (File Nos. 33-19228 and 811-05443) (the “Registrant”)

Dear Mr. Greenspan:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on June 10, 2021 in connection with the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 26, 2021 (the “Registration Statement”) for the purpose of registering Class C shares of Calamos Timpani Small Cap Growth Fund (the “Fund”), a series of the Registrant.  Your comments are summarized below and followed by our responses.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.              Comment.  In the Principal Investment Strategies section of the prospectus, it states “The Fund defines a small capitalization company as any company with a market capitalization less than or equal to that of the company with the largest market capitalization of either the Russell 2000® Index or the MSCI USA Small Cap Index as measured on a rolling 24-month basis over the most recent period. The market capitalization of a security is measured at the time of purchase.”  For purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Fund Names Rule”), determination as to if an investment meets a fund’s 80% test under the Fund Names Rule is applied at the time of investment and the prospectus states the Fund is measuring small capitalization at the time of purchase. Please explain supplementally why the Fund considers it appropriate to apply a 24-month look back to determine if an investment qualifies as a small capitalization company and why this 24-month look back would not unreasonably increase the market capitalization range of the companies the Fund invests in.

Response.  The Registrant believes it is appropriate to measure small capitalization “on a rolling 24-month basis over the most recent period” because this approach alleviates sudden shifts in market capitalization ranges arising from index reconstitutions or market volatility.  For example, MSCI reviews its index quarterly in February, May, August and

November and rebalances during May and November reviews. Russell indexes reconstitute annually based upon a ranking day in May (timetable is announced each spring) and are reconstructed on the last Friday in June.  As a result of these reviews the index sponsor reconstitutes its indices by moving better performing/successful small cap stocks into the mid cap index.  Therefore, a portfolio holding may fall outside of the small capitalization range immediately after the index reconstitution.  The Registrant believes that its approach as disclosed in the prospectus results in a capitalization range that is more representative of the small capitalization market as a whole and does not unreasonably increase the market capitalization range of the companies in which the Fund invests.

The Registrant further notes that some industry peers use longer look-back windows (such as 36 months) to define small capitalization, however the Registrant believes that a 24-month window better reflects market conditions.

2.              Comment. Please consider listing the risks in the summary and statutory sections of the prospectus in order of importance rather than alphabetically.

Response.  The Registrant respectfully declines to make the Staff’s requested change at this time.  The Registrant acknowledges that it is aware of the non-binding guidance issued by the Division of Investment Management’s Disclosure Review and Accounting Office titled “Improving Principal Risks Disclosure” (https://www.sec.gov/investment/accounting-and-disclosure-information/principal-risks/adi-2019-08-improving-principal-riskss-disclosure) (“ADI-2019-08”). While the Registrant respects the Staff’s view on principal risk disclosure, ADI-2019-08 states clearly that the update is not a rule, regulation or statement of the Commission. Moreover, Form N-1A does not require that a fund’s principal risks be set forth in any particular order. Further, the Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  In addition, the materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest risk to the Registrant at any given moment. Therefore, the Registrant believes that emphasizing one risk over another in a static document in a non-static market would not be appropriate.

3.              Comment.  In the section of the prospectus titled “What classes of shares does the Fund offer?—Automatic Conversion to Class A Shares,” it states “As of March 1, 2021 (the “Effective Date”), Class C shares of the Calamos Funds, including Class C shares purchased prior to the Effective Date, will be eligible for conversion to Class A shares of the same Fund approximately eight years after the date of each original purchase.”  Does “Calamos Funds” mean the same as “Calamos Family of Funds” which is referenced elsewhere in the prospectus?

Response.  “Calamos Funds” has the same meaning as “Calamos Family of Funds.”  The Registrant will revise these references in the prospectus for consistency.

4.              Comment.  In the section of the prospectus titled “What classes of shares does the Fund offer?—Class C shares”, it states “Class C shares have a contingent deferred sales charge of 1.00% for any shares redeemed within one year of purchase, measured from the first day of the month in which the shares were purchased.”  The Example in the prospectus states “You would pay the following expenses whether or not you redeemed your shares at the end of the period:”  Please consider whether there should be two tables in the Example as the disclosure above states a contingent deferred sales charge of 1.00% is charged for shares redeemed within one year of purchase.

Response.  The Registrant will show two tables in the Example—one table will show what an investor would pay in expenses if the investor redeemed shares at the end of the period, and a second table will show what an investor would pay in expenses if the investor did not redeem shares at the end of the period.

5.              Comment. When the Registrant files its first post-effective amendment that includes or incorporates by reference the Fund’s audited financial statements, please include the consent of auditors.

Response. The Registrant will include the consent of auditors when it files its first post-effective amendment that includes or incorporates by reference the Fund’s audited financial statements.

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (630) 245-8394.

Very truly yours,

/s/ J. Christopher Jackson
J. Christopher Jackson
Vice President and Secretary

cc:	John P. Calamos, Sr.
Paulita A. Pike, Esq.
Rita Rubin, Esq.